SIMPSON THACHER & BARTLETT LLP

425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000

Facsimile (212) 455-2502

Direct Dial Number 212-455-2948	E-Mail Address jkaufman@stblaw.com

June 9, 2005

VIA FEDERAL EXPRESS AND EDGAR

Re:	KKR Financial Corp. Registration Statement on Form S-11/A File No. 333-124103

Securities and Exchange Commission
Station Place
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Geoffrey M. Ossias

Dear Mr. Ossias:

        On behalf of KKR Financial Corp. (the "Company"), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the "Staff") dated June 3, 2005 (the "comment letter") relating to the above-referenced Registration Statement on Form S-11/A filed on May 19, 2005 (the "Registration Statement"). We have revised the Registration Statement in response to the Staff's comments and are filing concurrently with this letter Amendment No. 2 to the Registration Statement ("Amendment No. 2"), which reflects these revisions and updates a limited amount of other information. In particular, we note that the Company has approved a one-for-two reverse stock split of its common stock that will become effective at the time of the proposed offering, and the Registration Statement has been revised so as to give effect to this reverse stock split with respect to all share information.

        For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of Amendment No. 2.

Form S-11/A filed May 19, 2005

General

1.
We note your response to prior comment 2. Please note that we are continuing to review your analysis of how your portfolio, as of March 31, 2005, satisfies the requirements of the exemption from the Investment Company Act of 1940 provided by Section 3(c)(5)(C). We may have additional comments.

  In response to the Staff's comment, the Company respectfully advises the Staff that it has engaged in discussions with Ms. Rochelle Plesset of the Commission's Division of Investment Management on this topic and, as a result of such discussions, has revised the disclosure on pages 14, 15, 16, 39, 81 and 82.

2.
We note your response to prior comments 52 and 91. Please tell us supplementally how many non-qualified purchasers, as defined by Section 2(a)(51) of the Investment Company Act, participated in the offering by CLO 2005-1. In addition, please tell us the exemption you are relying on for sales to accredited investors. In the event that you are relying on Reg. D, please tell us why the issuance to qualified institutional buyers under Rule 144A should not be integrated with your offering to accredited investors under Reg. D. We have the same comment with respect to your issuance of shares on August 12, 2004, to Friedman, Billings, Ramsey under Rule 144A and, on August 12 and 19, to 624 accredited investors under Reg. D, using Friedman, Billings, Ramsey as placement agent.

  The Company respectfully submits to the Staff that all purchasers in the offering by CLO 2005-1 within the United States were "qualified purchasers", as defined by Section 2(a)(51) of the Investment Company Act, and all sales to investors outside the United States were made in reliance on the exemption from the registration requirements of the Securities Act provided by Regulation S. In addition, all sales to accredited investors were made pursuant to Regulation D.

  With respect to the Staff's comment regarding integration of Rule 144A and Regulation D offerings, the Company submits that no integration is warranted since the integration would be of a Regulation D offering to accredited investors and the initial placement of securities to initial purchasers who subsequently resell such securities under Rule 144A. Integration of the offering to initial purchasers with the other Regulation D offerings to accredited investors would have no practical impact, as the initial placement of securities to the initial purchasers who then resold those securities in Rule 144A resales would still qualify under Rule 506 of Regulation D (each such initial purchaser qualifying as an accredited investor and the additional requirements regarding information, limitation on manner of offering and limitations on resale having been satisfied). Moreover, as noted in preliminary note 4 to Regulation D, such exemption from Securities Act registration is only available to the issuer of the securities. By contrast, the exemption afforded by Rule 144A is only available to persons other than the issuer, which persons (if they comply with the rule) are deemed not to be underwriters of the securities within the meaning of Sections 2(11) and 4(1) of the Securities Act. See Rule 144A(b). Finally, preliminary note 7 to Rule 144A specifically contemplates that purchasers of securities from an issuer may utilize Rule 144A for resales without affecting the availability to the issuer of an exemption under Section 4(2) or Regulation D for the original issuance of securities. Accordingly, these rules appear to expressly contemplate a scenario where an issuer may utilize Section 4(2) or Regulation D for the original issuance of securities and purchasers may utilize the exemption from registration afforded by Rule 144A for resales of securities.

3.
We note your response to prior comment 92. That your manager has held the stock issued to it since August 2004 does not, in and of itself, establish that the stock was not purchased with a view toward distribution. Section 8 of the management agreement grants the manager the right to make allocations in its sole and absolute discretion and clearly contemplates the registration of such shares for resale. Also, any restrictions placed on shares ultimately allocated to individuals (who, we note, are not limited to employees of the manager) do not address the nature of the initial issuance by you to the manager. Please provide us with additional analysis as to why your manager should not be considered an underwriter. In the event that your manager is an underwriter, please amend your disclosure accordingly and tell us how allocations by the manager to individuals would be exempt from registration under the Securities Act.

  The Company respectfully submits to the Staff that the Manager does not have the right to make allocations in its sole and absolute discretion. The Company further submits that the management agreement is not the only operative document and that the text of Section 8 of the management agreement should not be viewed in isolation but rather collectively with all of the documentation governing the terms of the restricted stock and option awards granted to the Manager in August 2004. Specifically, the terms of the Amended and Restated 2004 Stock Incentive Plan, the Nonqualified Stock Option Agreement under which the options were issued and the Restricted Stock Award Agreement under which the restricted stock was granted (which documentation has been filed as exhibits 10.2, 10.3 and 10.4 to the registration statement, respectively) contain meaningful restrictions on the ability of the Manager to transfer such awards. In particular, Section 6 of the Option Agreement and Section 7 of the Restricted Stock Agreement limit the transferability of the awards to employees of the Manager and to other individuals providing services to the Company or its affiliates, and in such cases only upon advance notice to the Company's compensation committee and upon such specified terms and conditions as the committee may require. As disclosed on page 123 of the prospectus, the Company's compensation committee is comprised solely of directors independent of the Manager. In addition, Sections 5 and 9 of the Restricted Stock Agreement and Sections 5 and 8 of the Option Agreement impose further restrictions on the Manager with respect to restrictive legends and compliance with applicable securities laws. Finally, the letter to the Company's transfer agent relating to the restricted stock awarded to the Manager via book entry (such letter to be provided to the Staff on a supplemental basis) also contains legends restricting the transferability of such shares. As disclosed on page 109, as of March 31, 2005, the Manager had a total of 28 full-time employees and two founders. Moreover, at the time the awards were granted to the Manager in August 2004, it had fewer than 5 employees.

  With respect to the "sole and absolute discretion" language contained in Section 8 of the management agreement, the Company maintains that, in the context of all of the award documentation, this language was designed to indicate that, to the extent that the Manager was permitted by the compensation committee to transfer the award, the Manager would have the ability to determine which individual employee of the Manager would receive such allocation and the size of such allocation. Such language does not override the significant limitations on transferability contained in the award documentation. Moreover, the language contained in Section 8 of the management agreement with respect to registration of the awards under a registration statement on Form S-8 was included in the agreement solely due to the fact that Form S-8 is limited to employees, officers and directors of an issuer as well as consultants and advisors who are natural persons. See General Instruction A(1)(a)(1) to Form S-8. As a result, regardless of any potential allocation of awards, the Manager would not be eligible to sell shares underlying the awards into the public market under Form S-8 as would a natural person receiving the same awards.

  Finally, while the Company agrees with the Staff that a holding period does not, in and of itself, establish that the stock was not purchased with a view towards distribution, the existence of a holding period should not be disregarded as evidence supporting such an assertion. The Company has further been advised by the Manager that it will not make any allocation of awards prior to the first anniversary of the respective grant date. Accordingly, as a result of all of the foregoing, the Company continues to believe that the Manager should not be considered an underwriter with respect to the awards granted to it in August 2004.

Summary

4.
We note your response to prior comment 8. Please revise the italics to make it clear that the summary highlights the material aspects of the offering.

  In response to the Staff's comment, the Company has revised the disclosure on page 1.

5.
Please make it clear in your summary and risk factors that you do not currently comply with the requirements for exemption under Section 3(c)(5)(C) of the Investment Company Act of 1940.

  In response to the Staff's comment, the Company has revised the disclosure on pages 14 and 39. The Company respectfully advises the Staff that the Staff has previously taken the view that a company may rely on Section 3(c)(5)(C) even if it temporarily does not satisfy the 55% test and the 25% test if the company intends to invest in appropriate assets as soon as possible, and in any event within one year. See Medidentic Mortgage Investors, SEC No-Action Letter (May 23, 1984). It

  is the Company's intention to invest in assets in such a way so that, at least a year after the date of its formation, 55% of its assets, on a consolidated basis, will constitute qualifying investments, and at least another 25% of its assets will be real estate-related assets.

6.
Please revise to include an organizational chart depicting the REIT, its subsidiaries, the manager and the ownership interests of each entity.

        In response to the Staff's comment, the Company has revised the disclosure on page 12.

        Competitive Strengths

7.
We note your response to prior comments 13 and 69 and further note that you have opted to retain this disclosure in your summary. Please balance your summary disclosure by moving your discussion of key risks to an adjacent position and revise to include the following details:

•
that your "investment focus differs from those of other entities that are or have been managed" by your management team and, more specifically, that your management team has "not executed business strategies that involve investing in real estate related debt instruments," which is your primary focus (see page 100);

•
that the benefits of your affiliation with KKR, in terms of deal flow, is significantly limited by REIT and 1940 Act restrictions, that less than 2% of your current portfolio is invested in KKR-affiliated entities, and that KKR has no obligation to grant you favorable or any access to its own investments (see page 100);

•
that your manager's officers and employees are not dedicated to your business on a full-time basis (and, if true, that your manager has full discretion as to how much time to spend on your investments and will get paid regardless of performance, under the fixed portion of its fee); and

•
that the diversification of your portfolio is significantly constrained by REIT and 1940 Act limitations and, if true, that you expect a high degree of correlation among your real estate-related investments (which must comprise the bulk of your portfolio).

  In addition, please try to avoid characterizing the experience of your managers in subjective ways. The exact nature and extent of your managers' experience is best described in detail in your business section.

  In response to the Staff's comment, the Company has reconsidered its prior response to prior comment 13 and has revised the disclosure on page 1 to omit "Competitive Strengths" from the summary.

Conflicts of Interest, page 8

8.
On page 9, please identify the natural persons who own KKR who are also officers of your manager. Also, please describe the liabilities against which you have agreed to indemnify your manager.

  In response to the Staff's comment, the Company has revised the disclosure on pages 8, 9, 22 and 129.

9.
We note your response to prior comment 19 and reissue that part of the comment calling for conflict of interest disclosure in your summary and risk factors. In this connection, supplementally tell us the amount of the proceeds that will be used to repay debt to the underwriters or their affiliates. In revising your disclosure here and on page 123:

•
Please be sure to explain how these relationships constitute a potential conflict of interest with regard to the underwriters' due diligence obligation;

•
Please clarify whether Citigroup (or any other underwriter) will be a selling shareholder in the resale registration statement. Supplementally tell us the amount of proceeds of that offering that will be received by the underwriters or their affiliates;

•
You should discuss with as much specificity as possible the amount of offering proceeds to be received by your under writers and the debts to be repaid; and

•
Please revise to disclose the more particularized information concerning transactions with entities affiliated with your underwriters contained in your responses to prior comments 20 and 77. In this connection, please disclose the percentage of your portfolio purchased from affiliates of the underwriters and the purchase price of such investments. The information contained in your responses does not appear to be overly burdensome to reproduce.

  In the alternative, you may disclose your intention to voluntarily comply with NASD Rule 2720 by having an unaffiliated underwriter act as a Qualified Independent Underwriter.

  In response to the Staff's comment, the Company has revised the disclosure on pages 9, 10, 132 and 133.

10.
We note from your response to comment 20 that you purchased from affiliates of Bear, Stearns & Co. Inc. RMBS with an aggregate amortized cost of $3,468,280,000. Please supplementally tell us the value purchased from each affiliated entity and the percentage of your portfolio that purchases from each entity represents.

  In response to the Staff's comment, the Company respectfully submits that the counterparty to all of these transactions was Bear, Stearns & Co. Inc. ("Bear Stearns"). Furthermore, the Company advises the Staff that the $3,468,280,000 aggregate amortized cost of the residential mortgage backed securities purchased from Bear Stearns represents approximately 55.2% of our investment portfolio.

Investment Company Act Exemption, page 12

11.
Please describe briefly the Investment Company Act limitations on your investment ability.

  In response to the Staff's comment, the Company has revised the disclosure on pages 14, 15 and 16.

Distribution Policy, page 13

12.
Please revise to include disclosure that up to 20% of the value of your assets may consist of stock in a TRS, through which you will hold assets, and that the net income of such TRS is not required to be included in the amount that you will distribute to shareholders.

  In response to the Staff's comment, the Company has revised the disclosure on pages 17 and 50.

Risk Factors, page 16

13.
We note your response to prior comments 21 and 83, relating to the tax treatment by the IRS of your offshore TRSs (CLO 2005-1 and CLO 2005-2). We further note your disclosure on page 134, that if the

  IRS were to successfully challenge the status of these entities, "it could greatly reduce" their distributions to you. This appears to be a material risk requiring discussion here. Please revise accordingly.

  In response to the Staff's comment, the Company has revised the disclosure on page 45.

14.
Where relevant, please discuss risks related to your reliance on the hotel industry (see page 60).

  In response to the Staff's comment, the Company respectfully advises the Staff that its reliance on the hotel industry does not represent a material risk to its business since this single commercial real estate loan represents less than 1% of the amortized cost of its investment portfolio.

15.
Titles of the following risk factors fail to identify specific risks. Please revise accordingly:

•
We are dependant upon the senior management of our Manager..., page 16;

•
Our ability to achieve our investment objectives..., page 20; and

•
The amount of our distributions may be affected by..., page 34.

  In revising these headings, please make sure to describe the risk to investors, not merely a fact about your business. For instance, it appears to us that risk to your distributions, described on page 34, is not that they would be "affected" by a change in your return on investment or other factors, but that they would be reduced. Similarly, while your ability to achieve your objectives, as described on page 20, may depend on your ability to manage growth, the risk for investors is that you will not grow and will not achieve your objectives.

  In response to the Staff's comment, the Company has revised the disclosure on pages 20, 25 and 39.

Risks Related to Our Operation and Business Strategy, page 19

Our failure to achieve and maintain effective internal.... page 20

16.
We note your response to prior comment 26. Please revise to give investors a better idea of risks related to the internal control conditions deemed to be reportable by your accountants. For instance, please explain what it might mean to investors for you to lack "well-established internal controls" over your financial closing and reporting process. What does this process relate to? In this connection, please revise the risk to clarify that material weaknesses and the inability to obtain reports or institute controls on a timely basis will mean that the internal controls would be considered ineffective for purposes of Section 404 of the Sarbanes-Oxley Act. Also, please explain what kind of information you rely on after a transaction date that increases the risk of error, what kind of transactions and what kind of errors. Finally, if you are not self-sufficient with regard to your selection of accounting policies for complex transactions, please identify who you rely on and what kind of transactions you are referring to. If your controls raise issues with respect to any of the transactions or other disclosure described in this prospectus, please consider separate risk factor disclosure and a discussion in your management's discussion and analysis section.

  In response to the Staff's comment, the Company has revised the disclosure on page 24. Furthermore, the Company respectfully submits to the Staff that it has engaged in an extensive remediation process since March 8, 2005 with respect to its internal controls weaknesses. Specifically, since that date the Company has (i) hired (via the Manager) individuals for the positions of controller, accounting policies and external reporting manager, treasurer, assistant controller, assistant treasurer and financial analysis manager, (ii) retained outside consultants to provide support for the Company's conclusions regarding complex accounting and reporting matters and (iii) enhanced its internal control structure with respect to proper segregation of duties, the timely recording of transactions and the timely preparation of reconciliations. While the Company does not disagree with the conclusions of the material weakness letter as of the date such letter was written, the Company respectfully submits that a proper evaluation of the potential risks posed to investors must take into account the significant remediation progress to date. Accordingly, the Company does not believe that the identified weaknesses either raise issues with respect to any of the transactions described in the prospectus or merit additional disclosure in either the risk factors or the management's discussion and analysis section of the prospectus.

If we are unable to successfully securitize our portfolio..., page 22

17.
Your revision in response to prior comment 27 appears to imply that you have an option of whether or not to recognize gains on securitizations. Please revise your disclosure to clarify why you will not recognize gains from any securitization transactions.

  In response to the Staff's comment, the Company has revised the disclosure on page 26.

Risks Related to Our Organization and Structure, page 34

Our charter and bylaws contain provisions..., page 35

18.
Please revise to discuss change-of-control risk related to any plan you may have to classify your board.

  In response to the Staff's comment, the Company has revised the disclosure on pages 40 and 173.

Tax Risks, page 36

Taxation of corporate dividends..., page 40

19.
We note that you cannot predict the effect of recent legislation. Please revise to state the risk posed. The risk is not your inability to predict the consequences but the potential for a decline in the relative value of your shares.

  In response to the Staff's comment, the Company has revised the disclosure on pages 45 and 46.

MD&A, page 48

Critical Accounting Policies, page 49

20.
We note your revised disclosure in response to prior comment 39. Similar to the sensitivity analysis provided with respect to your share-based compensation, expand your revenue recognition disclosure to provide a sensitivity analysis based on other outcomes that arc reasonably likely to occur and would have a material effect. For example, if differences between your projected prepayment rates and the actual prepayment rates that you realize would have a material effect on your financial condition or operating performance, quantify and disclose the impact that could result given the range of reasonably likely outcomes. Refer to SEC Release 33-8350.

  In response to the Staff's comment, the Company has revised the disclosure on page 57.

Results of Operations, page 53

21.
We note your response to prior comment 37. If you have elected to treat any of your CLO or CDO entities as TRSs (and it appears that you have) please revise your disclosure.

  In response to the Staff's comment, the Company has revised the disclosure on page 61.

Financial Condition, page 55

22.
We note your response to prior comment 47. On page 56, please explain what you mean by "lower re-offer credit spreads due to the significant demand for floating rate investments".

  In response to the Staff's comment, the Company has revised the disclosure on page 63.

Liquidity and Capital Resources, page 68

23.
Please quantify what you mean by "short term," with respect to your liquidity going forward. Also, in the third paragraph, please quantify your additional leverage capacity.

  In response to the Staff's comment, the Company has revised the disclosure on page 75.

24.
We note your response to prior comment 55 and reissue that part of the comment seeking discussion of the demand loan disclosed on page 71 and obligations under your hedging instruments.

  In response to the Staff's comment, the Company has revised the disclosure on page 78.

25.
Please discuss the material terms of the management agreements governing your CLO trusts, including the possibility that your manager (or affiliated entities) may choose to discontinue waiving the related fees. See page 122. In addition, please be sure to revise your discussion of management fees to include these additional fee arrangements.

  In response to the Staff's comment, the Company has revised the disclosure on pages 76 and 77.

Securitization Transactions, page 69

26.
Please describe briefly the difference between CLO, CDO and CBO transactions. Please provide more detail regarding the status of your second CLO transaction (for instance, have you begun to accumulate loans in anticipation of this securitization and do you expect to contribute a similar amount as in the first one). Also, please update disclosure, as available, for the other transactions mentioned on page 39, including KKR Financial CLO 2005-3, Ltd. KKR Financial CLO 2005-1, Ltd.

  In response to the Staff's comment, the Company has revised the disclosure on page 76.

27.
We note your response to prior comment 54, please discuss the key terms of the indentures governing your relationship with CLO 20051 and CLO 2005-2. See page F-8.

  In response to the Staff's comment, the Company has revised the disclosure on pages 76 and 77.

Sources of Funds, page 69

28.
Please discuss the $250 million secured credit facility, mentioned on page 170.

  In response to the Staff's comment, the Company has revised the disclosure on pages 79 and 180.

REIT and Investment Company Act Matters, page 71

29.
We note your response to prior comment 59. Please revise to remove language related to your "expectation" of future dividend levels. Instead, please clarify what your policy is (i.e., dividend payments less than 90% until year-end) and make it clear that your distribution policy does not constitute any kind of projection and that you cannot guarantee dividends of any particular level or at all.

  In response to the Staff's comment, the Company has revised the disclosure on page 81.

Our Company, page 78

Our Strategy, page 79

30.
We note your response to prior comment 66. Please disclose whether you have in fact made any loans to third parties.

  In response to the Staff's comment, the Company has revised the disclosure on page 88.

Competition, page 100

31.
We note your belief that you are one of the most "diversified" REITs that invest in your asset classes. Please explain how this comports with disclosure in the prior sentence, that "numerous" mortgage REITs have "similar asset acquisition objectives." It appears to us that REIT's that invest in similar asset classes would be similarly diversified and all REITs are subject to the same restrictions regarding investment mix. Please provide further support or omit this disclosure.

  In response to the Staff's comment, the Company has revised page 108 to omit this disclosure.

32.
We note your disclosure that 1.8% of your portfolio consists of interests in KKR-affiliated entities. We further note that the table on page 49 of equity investments does not appear to include any investments in KKR affiliates. Please direct us to where your investments in KKR-related entities are disclosed. If they are not, please revise to do so.

  In response to the Staff's comment, the Company has revised the disclosure on page 108.

Our Management and the Management Agreement, page 102

33.
We note your response to prior comment 71. On page 104, please describe Mr. Nuttall's experience since 1996 and Mr. Stuart's experience since 1984, and describe in more detail their roles at KKR.

  In response to the Staff's comment, the Company has revised the disclosure on page 112. Furthermore, the Company respectfully submits that the biographical detail for each of these directors, as amended, is consistent with biographical detail provided for these individuals in other registration statements filed by companies on whose board of directors they serve. In particular we respectfully refer the Staff to the Registration Statement on Form S-1 filed by Kindercare Learning Centers, Inc. (File No. 333-111250), the Registration Statement on Form S-1 filed by Bristol West Holdings, Inc. (File No. 333-111250), the Registration Statement on Form S-4 filed by the Sealy Mattress Company (File No. 333-117081) and the Registration Statement on Form S-1 filed by Borden Chemical, Inc. (File No. 333-115266).

Management of the Company, page 112

34.
Please describe Mr. deRegt's experience between 2000 and 2002 and describe what Aetos Capital is.

  In response to the Staff's comment, the Company has revised the disclosure on page 122.

Executive Compensation page 116

35.
We note your response to prior comment 75. Supplementally, please tell us how your CFO is compensated, if not by your manager or by you.

  The Company respectfully advises the Staff that, as noted in our previous response to comment 75, the Manager does not pay compensation to the Company's chief financial officer for the services performed for the Manager by such individual. However, as disclosed on page 129, the Company's chief financial officer is an indirect equity owner of the Manager.

Certain Relationships and Related Party Transactions, page 120

36.
We note that the collective interests of Messrs. Fanlo, Netjes, Hazen, Nuttall and Stuart and Ms. McKee appear to come to 19.2% of your stock. We further note that your manager and its affiliates have a collective interest in you of 18.9%. Please explain the discrepancy.

  The Company respectfully submits to the Staff that the collective ownership interests of Messrs. Fanlo, Netjes, Hazen, Nuttall and Stuart and Ms. McKee do not equal 19.2% of the Company's stock. As noted in note 8 to the beneficial ownership table on page 134, due to their control of the Manager, each of Messrs. Fanlo, Netjes, Hazen, Nuttall and Stuart and Ms. McKee may be deemed to beneficially own all of the shares and exercisable options held by the Manager (the "Manager Shares"). Accordingly, simply adding the beneficial ownership percentages of each of the aforementioned individuals would result in counting the Manager Shares multiple times. The actual collective beneficial ownership percentage for these six individuals (without double counting of shares) is approximately 6.3%. The discrepancy between this percentage and the 18.9% ownership percentage disclosed for the manager and its affiliates collectively is due to the fact that additional shares of the Company's common stock are held by other individuals and entities affiliated with the Manager but with respect to which beneficial ownership cannot be attributed to any of the foregoing individuals pursuant to Rule 13e-3 under the Securities Exchange Act of 1934, as amended.

Relationship With Our Underwriters, page 123

37.
Please incorporate disclosure from page 170 and be more precise and thorough with respect to transactions with your underwriters. Also, please consider the parties to your second and anticipated third CLO and first CDO.

  In response to the Staff's comment, the Company has revised the disclosure on pages 132 and 133. Furthermore, the Company respectfully advises the Staff that it has not considered the potential counterparties for its third CLO given the tentative nature of this transaction.

Federal Income Tax Consequences of Our Qualification as a REIT, page 129

38.
We note your disclosure of the terms of indenture associated with your CLO transaction. Please attach a copy of this indenture as an exhibit to your registration statement and indicate whether you expect your additional CLOs and your CDO to operate under similar terms.

  In response to the Staff's comments, the Company has filed a copy of the indenture as Exhibit 10.6 to the Registration Statement.

Underwriting, page 167

39.
We note your response to prior comment 86, concerning your directed share program, and have the following additional comments:

•
Please describe the directed share program in your discussion of related party transactions, to the extent any of the sales to your officers and directors or other related parties may exceed $60,000 in value.

•
In your description of participants on page 168, please clarify what you mean by people who are "otherwise associated" you.

  In response to the Staff's comment, the Company respectfully advises the Staff that there will not be a directed share program in this offering and the Company has therefore revised the disclosure on page 177 to omit such reference.

40.
We note your response to prior comment 87. Please include this information in your prospectus. We believe it is material to investors.

  In response to the Staff's comment, the Company has revised the disclosure on page 179.

Consolidated Financial Statements

Note 3—Summary of Significant Accounting Policies

Cash and Cash Equivalents, page F-8

41.
We have read your revised disclosure in response to prior comment 96. We note that based upon the terms of the indenture, the Company has no ability to determine the timing or amount of any distribution. Considering that there is no requirement that KKR TRS Holdings distribute its earnings to you (page 39), clarify why you do not consider this a restriction for purposes of computing restricted net assets pursuant to Item 4-08 of Regulation S-X.

  In response to the Staff's comment, the Company has revised the disclosure on page F-9.

Note 16—Subsequent Event, page F-26

42.
We note that your dividend "represented an excess of $4.2 million over net income as determined in accordance with GAAP." Please advise us why you have excluded your loss during the period from inception to December 31, 2004 in this calculation.

  In response to the Staff's comment, the Company has revised the disclosure on page F-27.

* * * * * * *

        Please call me (212-455-2948) or Andrew J. Sossen (212-455-7275) of my firm if you wish to discuss our responses to the comment letter.

Very Truly Yours, /s/ JOSEPH H. KAUFMAN Joseph H. Kaufman